
13000024



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/18/12

January 17, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/17/13

Re: General Electric Company
Incoming letter dated December 18, 2012

Dear Mr. Mueller:

This is in response to your letter dated December 18, 2012 concerning the shareholder proposal submitted to GE by the CWA Employees Pension Fund. We also have received a letter on the proponent's behalf dated January 10, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Frederick B. Wade
fred.wade@mtownlaw.com

January 17, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 18, 2012

The proposal requests that the board of directors take the steps necessary to adopt a policy that limits executive compensation of certain senior executives to a competitive base salary, an annual bonus of not more than fifty percent of base salary, and competitive retirement benefits.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in GE's 2013 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358 | SUITE 610
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703 | Phone (608) 255-5111

VIA E-MAIL

January 10, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of the General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Employees Pension Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the General Electric Company ("the Company"), which is seeking a no-action letter with respect the shareholder proposal of the CWA Employees Pension Fund (the Fund), by letter dated December 18, 2012. In accord with Staff Legal Bulletin 14D (November 7, 2008), this letter is being submitted by e-mail to the Commission staff at shareholderproposals@sec.gov. It is also being transmitted by e-mail to counsel for the company.

The Fund Proposal asks the Company's Board of Directors to "take the steps necessary to adopt a policy that shall limit executive compensation of the senior executives named in the proxy statement to a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits." See Co. Ex. A. The Supporting Statement makes clear that the goal of the Fund is the adoption of a new executive compensation policy that would be "competitive" in the market for executive talent, and more "focused" and "transparent," but without "excessive discretionary bonuses," and without "high awards of equity incentive pay [that] may encourage risky behavior."

II. The Company's Claim under Rule 14a-8(i)(11)

The Company claims that the Fund Proposal may be omitted from its 2013 proxy materials under Rule 14a-8(i)(11) on the erroneous premise that it substantially duplicates a proposal that it received at an earlier date from shareholder Timothy Roberts. However, the Roberts proposal is different. See Co. Ex. B. It ignores the Company's goal of fashioning a compensation program for senior executives that would be "competitive" in the market for executive talent. In addition, it would prevent the Board and the Compensation Committee from developing a competitive compensation program by limiting any salary increases to amounts commensurate with an annual increase in the Company's net income, at the same time that it would cease "all Executive Stock Option Programs, and Bonus Programs."

III. The Applicable Tests for Evaluating the Company's Claim

A. The Company Has the Burden of Proof

Rule 14a-8(g) provides that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added). For the reasons set forth below, we submit that the Company has failed to meet its burden of demonstrating that it is entitled to omit the Fund's Proposal from its 2013 proxy materials.

B. The Company Must Demonstrate That the Fund Proposal Is "Substantially Duplicative" of the Roberts Proposal In Order to Meet its Burden of Proof

Rule 14a-8(i)(11) permits a registrant to omit a shareholder proposal from its proxy materials if it is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting" (emphasis added). The adopting release makes clear that "the purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other" (emphasis added). See Securities Exchange Act Release No. 24-12999 (Nov. 22, 1976).

1. The Applicable Test Is Whether the Two Proposals Are Either Identical or Essentially the Same

In plain English, one shareholder proposal would be a "duplicate" of another if it is "exactly the same as one or more others of its kind." Webster's Third New International Dictionary (unabridged, 2002). It would be "identical" to another proposal if it is either "the same," or has "such a close resemblance and such minor difference [in comparison with the other] as to be essentially the same" (emphasis added). Id.

These operative terms of Rule 14a-8(i)(11)and the adopting release are modified by the word "substantially," which is defined as "in a substantial manner." Id. The modifier appears to reflect an intent on the part of the Commission that a shareholder proposal may differ from one that was submitted at an earlier date, and still be subject to exclusion under the Rule, provided that the "substance" of each is "essentially the same."

2. The Company's Claim of an Alternative Test is Without Merit

Despite the plain meaning of the Commission's Rule, as evidenced by the text of the Rule, the Commission's explanation of the Rule in the adopting release, and the dictionary definitions set forth above, the Company asserts (pp. 2-3) that "[t]he standard for determining whether proposals are substantially duplicative is whether the proposals present the same 'principal thrust' or 'principal focus.'" It cites the Staff's no-action letter in *Pacific Gas & Electric Co.* (Feb. 1, 1993) as the basis for its claim of this alternative standard.

However, the no-action letter in *Pacific Gas & Electric Co.* makes clear that the Company's claim of an alternative standard is without any basis in fact. The Staff did not purport to adopt a standard that is different from the one that the Commission adopted in the Rule and the adopting release. Nor did it decide that a shareholder proposal could be omitted from a company's proxy statement because it had the same principal thrust or focus as one that was submitted at an earlier date. Instead, it merely explained that it was "unable to concur" that two proposals were "substantially duplicative," within the meaning of Rule 14a-8(i)(11), because the "principal thrust" of one was different from the "principal focus" of the other. Under these circumstances, it is evident that the Staff was doing nothing more than explaining why it had concluded, in the factual context of one particular no-action request, that the two proposals at issue were not "essentially the same."

3. The Proponent Respectfully Requests That the Staff Take This Opportunity to Clarify the Appropriate Standard For Applying Rule 14a-8(i)(11)

A review of no-action letters with respect to Rule 14a-8(i)(11) makes clear that companies have often contended, as the Company has argued here (pp. 2-3), that the test for permitting exclusion of a shareholder proposal is whether it presents "the same 'principal thrust' or 'principal focus'" as a proposal that was submitted at an earlier point in time. The reason for the popularity of the alleged standard is the fact that it permits companies to raise the level of abstraction, and assert that very different proposals have "the same 'principal thrust' or 'principal focus,'" even when they do not, in fact, have "essentially the same" substance. In fact, it appears that companies have commonly asserted such claims, even when the differences between shareholder proposals are of a kind that "a reasonable shareholder would consider . . . important in deciding how to vote." See *Virginia Bankshares, Inc. v. Sandberg*, 501 U.S. 1083, 1090 (1991); *TSC Industries, Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976).

It is evident that the Staff has granted no-action letters to many companies that have sought no-action letters, while alleging the existence of a "principal thrust or focus" test, without disputing their claims that the decision should be governed by the alternative "thrust of focus" test. However, various Staff determinations that there "appears to be some basis" for omission under Rule

14a-8(i)(11), in the context of a particular set of facts, do not establish, any more than the no-action letter in *Pacific Gas & Electric Co.* does, that the Staff has ever adopted the alleged "principal thrust or focus" test as distinguished from the test that the Commission actually adopted and stated in the text of the Rule.

Repetition of the spurious claim that the Commission's test for permitting exclusion of a shareholder proposal under Rule 14a-8(i)(11) has been supplanted, by a more elastic "principal thrust or focus" test, does not make that claim true. Under these circumstances, the Proponent respectfully requests that the Staff take this opportunity to reaffirm that the test for omitting a shareholder proposal under Rule 14a-8(i)(11) is the more restrictive and carefully limited test that the Commission actually adopted in the text of the Rule and the adopting release, and not the alternative test that companies have asserted in an effort to blur the real and substantive differences that may exist, as in the instant case, between two or more different shareholder proposals.

IV. The Company Cannot Meet Its Burden of Proving That the Fund Proposal Is "Substantially Duplicative" of the Roberts Proposal Because the Two Proposals Are Neither Identical Nor Essentially the Same

A. The Two Proposals Are So Different in Material Respects, With Respect to Different Elements Of the Company's Compensation Program, As To Be Mutually Exclusive

The Fund Proposal and the Roberts Proposal differ, in material respects, with respect the key "Compensation Elements" that the Company uses to "retain and reward leaders who create long-term value for . . . shareowners." <u>See</u> the Company's 2012 proxy statement, pp. 19, 21-23. In this context, the Fund Proposal is more broad and inclusive than the Roberts Proposal, but to the extent that both deal with the compensation elements of base salary, an annual bonus and incentive compensation, they plainly ask the Board to take actions that would be mutually exclusive:

Base Salary: The Fund Proposal asks that the Board establish "a competitive base salary," which makes clear that base salaries may be increased to the extent that may be necessary to attract, retain and reward executive talent. In this manner, the Proposal recognizes that substantial increases in base salaries would be necessary to compensate for the Fund's proposal to eliminate all incentive pay other than an annual bonus, and to limit any annual bonus to "not more than fifty per cent of base salary."

In stark contrast, the Roberts Proposal would permit "salary increases . . . only if and when [Company] profit increases," and then only in an amount "commensurate with the increase in the Company's business . . . ." Under these circumstances, the two Proposals are mutually exclusive with respect to the element of base salary, because the Roberts Proposal would preclude the Board and the Compensation Committee from acting in response to any of the factors that might be necessary to assure that the base salaries of the Company's senior executives are actually "competitive" in the market for executive talent, and would flatly prohibit any increases in base salaries, unless they are no more than "commensurate" with an annual increase in the Company's net income.

Annual Bonus: The Fund Proposal would limit any annual bonus to a maximum of "fifty per cent of base salary." In contrast, the Roberts Proposal calls for "a cessation of all . . . Bonus Programs." Under these circumstances, the two Proposals are mutually exclusive with respect to the annual bonus element of the Company's compensation program, because the Roberts Proposal would prohibit an annual bonus of any amount.

Incentive Compensation: The Fund Proposal would eliminate all forms of incentive compensation, other than an annual bonus of up to "fifty per cent of base salary," on the premise that "it is simply nonsense to assume that an executive may be motivated by 'incentives' to enhance the level of his or her performance by a factor of more than 50%." This part of the Fund Proposal is primarily focused on the fact that long-term performance awards, or LTPAs, "are settled in cash, based on a multiple of the executive's salary," and therefore currently have the potential to account for the largest percentage of an executive's overall compensation over time. See the Company's 2012 proxy statement, pp. 15, 22-23.

In stark contrast to the Fund Proposal, the Roberts Proposal seeks nothing more than "a cessation of all Executive Stock Option Programs and Bonus Programs." Moreover, contrary to the Company's claim (p. 4) that the Roberts Proposal would "also eliminate equity-based compensation," it is evident that Mr. Roberts does not propose any limitations at all with respect to the Company's use of the restricted stock units (RSUs), performance stock units (PSUs), or long-term performance awards (LTPAs) noted above. Under these circumstances, the Fund Proposal and the Roberts Proposal are mutually exclusive because the Roberts Proposal would preserve the status quo with respect to all incentive compensation other than stock options and the annual bonus.

Retirement Benefits: The Fund Proposal also calls for the Company to provide "competitive retirement benefits." In contrast, the Roberts Proposal does not address the subject of retirement benefits in any respect. Under these circumstances, there does not appear to be any overlap between the two Proposals with respect to this compensation element.

Under these circumstances, the Proponent submits tha the Company has failed to meet its burden of proving that the Fund Proposal is "substantially duplicative" of the Roberts Proposal within the meaning of Rule 14a-8(i)(11). As demonstrated above, the two Proposals are neither identical, nor "essentially the same." They contain differences that are mutually exclusive with respect base salaries, annual bonus awards, and incentive compensation, and these are plainly differences that "a reasonable shareholder would consider . . . important in deciding how to vote." See *Virginia Bankshares, Inc. v. Sandberg*, supra, 501 U.S. at

1090; *TSC Industries, Inc. v. Northway, Inc.*, supra, 426 U.S. at 449.

B. The Two Proposals Are Also Different Because the Principal Thrust of the Fund Proposal Is Not the Same As the Principal Focus of the Roberts Proposal

As noted above, the Company makes the erroneous claim (p. 2) that the applicable test for issuing a no-action letter is whether "the proposals present the same 'principal thrust' or 'principal focus." However, in view of the mutually exclusive requests that are embodied in the proposals submitted by the Fund and Mr. Roberts, it should not matter in this case whether the applicable test is the "substantially duplicative" standard that the Commission promulgated in the text of the Rule, or "the principal thrust or focus" test that has been asserted by the Company. In either event, the Fund submits that the Company has failed to meet its burden of demonstrating that the Fund Proposal is "substantially duplicative" of the Roberts Proposal.

1. The Principal Thrust of the Fund Proposal Is the Creation of An Executive Compensation Program That Would Be "Competitive" Without the Complex Kinds of Incentive Pay That Many Companies Employ

The principal thrust of the Fund Proposal is the creation of a "competitive" compensation program for senior executives, in accord with the Company's goal of having an executive compensation program that will "retain and reward leaders who create long-term value for . . . [the] shareowners," while eliminating all kinds of incentive compensation other than an annual bonus of up to "fifty per cent of base salary." See the Company's 2012 proxy statement, pp. 19, 21-23. In stark contrast to the Roberts Proposal, it would place no upper limit on the amount of an executive's base salary. Instead, as noted above, the Proposal recognizes, by its use of the word "competitive," that substantial increases in base salaries would be necessary and appropriate to compensate for the elimination of all incentive pay other than the potential for an annual bonus.

In this context, the Supporting Statement for the Fund Proposal states three distinct reasons for advocating the elimination of all incentive programs, other than the potential for an annual bonus. These reasons demonstrate that important benefits would flow from adoption of the Fund Proposal. They also illustrate why it is likely that substantial increases in base salaries would be necessary to compensate for the elimination of those incentive programs.

First, adoption of the Fund Proposal would provide a more "focused" and "transparent" compensation system than the current compensation program, which required 20 pages of text to explain in the 2012 proxy statement. See the Company's 2012 proxy statement, pp. 14-32 and 52-52. That explanation appears to be unintelligible to a shareholder of ordinary intelligence, because it is virtually impossible to predict and calculate the combined impact of: (a) annual cash bonuses; (b) annual equity awards in the form of stock options, restricted stock units (RSUs), and performance share units (PSUs); and/or (c) long-term performance awards (LTPAs), which "are settled in cash, based on a multiple of the executive's salary," that will be determined at a future date. See the Company's 2012 proxy statement, p. 14-15.

Second, adoption of the Fund Proposal would constitute a major step toward a more rational and grounded approach to executive compensation. As the Supporting Statement points out, "it is simply nonsense to assume that an executive may be motivated by [annual and long-term] 'incentives' to enhance the level of his or her performance by a factor of more than 50%." In this context, the Fund believes that, if an executive's base salary is set at a high enough level to be "competitive" in the manner contemplated by the Proposal, and would therefore be sufficient to attract, retain and reward executives without the current system of cash and equity incentives, an annual bonus of up to fifty per cent of base salary should be a more than ample reward for exceptional performance.

Finally, adoption of the Fund Proposal would eliminate the potential that "high awards of incentive pay may encourage risky behavior." In this context, one of the great lessons of recent years lies in the disclosures that some executives and employees of other companies took risks that were not in the long-term interests of their shareholders as part of their efforts to meet performance targets that would qualify for high awards of incentive pay.

2. In Contrast, the Principal Focus of the Roberts Proposal Is Simply A Cessation of Stock Option and Bonus Programs, And a Cap on Executive Salaries, Without Regard to the Impact That Such Changes Would Have on the Company's Ability to Attract, Retain, and Reward Senior Executives

As noted above, the Proposal of Mr. Roberts calls for "a cessation of all Executive Stock Option Programs, and Bonus Programs," and a cap on future increases of executive salaries. It would permit an increase in the base salary of a Company executive "only if and when profit increases," and then only in an amount that is "commensurate with the increase in the Company's business."

The combined impact of these strictures would preclude the Board and/or the Compensation Committee from increasing base salaries to compensate for the loss of incentive compensation. Under these circumstances, it is evident that the Roberts Proposal, in stark contrast to the Fund Proposal, is incompatible with the Company's goal of having an executive compensation program that will "retain and reward leaders who create long-term value for . . . [the] shareowners." See the Company's 2012 proxy statement, pp. 19, 21-23.

The rationale of the Roberts Proposal is not clear, apart from an evident animus with respect to certain stock option transactions. His supporting statement deals exclusively with stock option transactions that took place nearly a decade ago, in 2003. He does not mention, or even define, what may be meant by his reference to a cessation of "Bonus Programs" in the text of his Proposal.

However, it is clear from the text of the Proposal and the supporting statement that Mr. Roberts is not concerned at all with the need to assure that the Company has a compensation program that will be competitive in the market for senior executive talent. He appears to believe that a "salary increase commensurate with . . ." any increase in net profits "will suffice," and therefore would not give the Board or the Compensation Committee any discretion to compensate for his proposal to "remove the bonus and Executive Stock Option Program(s) permanently."

3. The Staff Has Accepted Such A Distinction in Denying A Request for a No-Action Letter

Under the foregoing circumstances, the two proposals at issue here appear similar to those that were at issue in *AT&T, Inc.*(Jan 24, 1997), where the Staff was unable to concur that the proposals were "substantially duplicative." While the Division's "Informal Procedures Regarding Shareholder Proposals" make clear that no-action letters do not have the force of precedent, because they "reflect only informal views," and therefore "do not and cannot adjudicate the merits of a company's position with respect to the proposal," the *AT&T* letter does reflect the Staff's acceptance of the kind of distinction that is set forth above in the two preceding subsections.

In attempting to distinguish *the AT&T* letter, counsel for the Company writes (p. 6), "[i]n *AT&T*, the later proposal directly tied executive pay to performance, whereas the earlier proposal simply limited the forms of executive compensation without regard for performance." Similarly, the Fund submits here that its later proposal is distinguishable from the Roberts Proposal for essentially the same reason. The Fund Proposal directly ties executive pay to a determination of what is necessary to be "competitive" in the market for executive talent, while the proposal of Mr. Roberts would merely prohibit two kinds of executive compensation, and cap the amount of executive salary increases, without any regard for the impact that such changes would have on the Company's ability to be "competitive" in the market for executive talent.

V. The Company's Argument Illustrates the Need to Reaffirm the Commission's Test for Determining When A Proposal is "Substantially Duplicative"

1. There Is No Merit to the Company's Transparent Attempt To Blur Material Differences Between the Two Proposals

As noted above, the Fund submits that the differences between the Fund Proposal and the Roberts Proposal are differences that "a reasonable shareholder would consider . . . important in deciding how to vote." See *Virginia Bankshares, Inc. v. Sandberg*, supra, 501 U.S. at 1090; *TSC Industries, Inc. v. Northway, Inc.*, supra, 426 U.S. at 449. However, despite these material differences, and despite the fact that the two proposals are in fact mutually exclusive, the Company attempts to blur the distinctions between them by raising the level of abstraction, and contending in effect that they have the same subject-matter.

For example, the Company has attempted to raise the level of abstraction by arguing (p. 4) that "the principal thrust or principal focus of the [Fund] Proposal and the Roberts Proposal are the same and each accomplishes the same goal: limiting compensation . . . to a salary, eliminating or significantly limiting bonuses and eliminating equity-based compensation." Nevermind that the contention is belied by a comparison of what the two proposals actually request with respect to those elements of executive compensation. As demonstrated above, such a comparison makes clear that the proposals are mutually exclusive, have very different goals, and propose that the Company make very different decisions.

One might as well argue that broccoli and oranges "are the same" and have "the same goal" because both are good for you, or that black and white "are the same" and have "the same goal" because they are both colors that may be used to paint a sign, or that a subcompact Chevrolet Sonic and a top-of-the-line Mercedes Benz are "the same" and have "the same goal" because both are automobiles that may be used for transportation. Such feats of sophistry are possible because the "principal thrust or principal focus" test that the

Company relies upon has no limiting principle to prevent companies from engaging in fallacious argumentation.

Other examples of such fallacious argument are evident in the Company claims that each Proposal is motivated by "a view" of what is "good corporate governance" (p. 4), and that each "is concerned with . . . [what] its proponent believes will better align the interests of senior executives with . . . shareowners of the Company" (p. 5). In fact, Mr. Roberts does not make any reference whatsoever, either to "good corporate governance," or to a desire to "better align" the interests of executives and shareowners. For its part, the Fund does not make any reference to "good corporate governance," and makes only one passing reference to the other concept. As with the earlier claims of the Company, these assertions are devoid of any real substance. They are nothing more than inventions that counsel for the Company has made up and conjured, by raising the level of abstraction, in an effort to obfuscate the very real differences between two shareowner proposals that are in fact mutually exclusive.

2. The Company's Argument Reflects a Need for More Certainty and Predictability With Respect to the Staff's Interpretation of Rule 14a-8(i)(11)

The Company's argument, and the no-action letters that it cites, reflect the need for more certainty and predictability with respect to the Staff's interpretation of Rule 14a-8(i)(11). They raise a question as to whether the Commission's test for applying the Rule may have been supplanted in practice with: (1) the "principal thrust or focus" test that the Company asserts; and/or (2) a simple subject-matter test, which may explain the issuance of certain no-action letters cited by the Company, under circumstances where it appears that different shareholder proposals had little in common other than a similar general subject-matter. The existence of such alternative tests might provide a plausible explanation for the fact that some no-action letters have allowed companies raise the level of abstraction to a point where very real differences between shareowner proposals have sometimes been overlooked.

In this context, the existence of a de facto subject-matter test might explain certain no-action letters that the Company cites (p. 3) for the proposition that "[a] proposal may be excluded . . . despite differences in terms or breadth and despite the proposals requesting different actions." For example, in *News Corp.* (Jul. 16, 2012), the company raised the level of abstraction by contending that a proposal to permit the holders of Class A common stock to elect 30% of the members of the Board was "the same" as an earlier proposal to eliminate the company's dual-class capital structure entirely, because the subject-matter of each was "to grant voting rights to the non-voting Class A common stock." In *Abbott Labs* (Feb. 4, 2004), the company raised the level of abstraction by arguing that a proposal for a broad "Commonsense Executive Compensation" program was duplicative of an earlier proposal that merely sought to prohibit stock option grants, on the premise that the subject-matter of each was "limitations on executive compensation" and "a prohibition of stock option grants." And in *Merck & Co.* (Jan. 10, 2006), the company raised the level of abstraction by contending that a proposal for "performance-based" grants of future stock options was "substantially duplicative" of an earlier proposal to assure that no "NEW stock options are awarded to ANYONE," because the subject-matter of each concerned "future limitations on grants of stock options."

In each of the no-action letters discussed in the preceding paragraph, it appears that the differences between the proposals at issue were so stark that they could reasonably have been viewed as mutually exclusive. Moreover, it appears beyond any reasonable doubt that the proposals at issue in those letters were neither "essentially the same" nor "substantially identical." And yet, it must be acknowledged that the Staff did issue no-action letters under circumstances where the requesting companies were permitted to raise the level of abstraction to blur the differences between materially different proposals, by claiming, in essence, that they shared a similar general subject-matter.

However, while the existence of a subject-matter test, or a principal thrust or focus test, might explain the Staff's issuance of the no-action letters that are referenced above in the penultimate paragraph, those alternative standards are not compatible with the test that the Commission actually adopted in the Rule, and explained in the adopting release. As noted above, the Commission decided that a proposal could be omitted from a company's proxy statement only if it was "substantially duplicative" of one that was submitted at an earlier date, and clarified in the adopting release that the proposal must be "substantially identical" with an earlier submitted proposal in order to qualify for the issuance of a no-action letter. The Fund believes that the plain English meaning of the Rule and the adopting release preclude both the "principal thrust or focus" test that the Company has alleged, and the kind of subject-matter test that could be a plausible explanation for the no-action letters that are cited by the Company, and discussed in the penultimate paragraph.

Under these circumstances, it appears that the no-action letters cited by the Company are best understood as aberrations that were wrongly decided and limited to the specific facts involved. However, whether or not that may be the case, it appears that it would be appropriate for the Staff to take this opportunity to clarify its interpretation of the correct analysis for applying Rule 14a-8(i)(11), in order to give companies and their shareholders better guidance as to how the Rule will be applied in the future.

As the instant case reflects, there are very real costs in permitting companies to engage in the kind of rhetorical-sleight-of-hand that is evident in the Company's argument. First, from the perspective of the Fund, it undermines the goal of shareholder democracy that the shareholder proposal rule was adopted to facilitate. Second, company shareholders must bear the cost of requests for no-action letters that might otherwise be deemed frivolous. Third, as here, proponents may feel it necessary to bear the costs of responding to such requests. And finally, as the Commission pointed out long ago, the evaluation of such requests requires "the Division's staff to spend valuable time in responding . . . that could be better utilized in other areas." See Securities Act Release No. 6253 (Oct. 28, 1980).

VI. Conclusion

For the reasons set forth above, the Fund submits that the Company has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g). Accordingly, the Fund respectfully asks that the Staff deny the Company's request for a no-action letter, and further asks that it take this opportunity to reaffirm the test for applying Rule 14a-8(i)(11) that the Commission adopted in the text of the Rule and the adopting release.

Sincerely,



Frederick B. Wade

c. Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com
shareholderproposals@gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 18, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of the CWA Employees Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the CWA Employees Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

> Resolved, the shareholders request that the Board of Directors take the steps necessary to adopt a policy that shall limit executive compensation of the senior executives named in the proxy statement to a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits.

In the Supporting Statement the Proponent states that it believes "that the compensation of our company's executives is excessive," devotes a number of paragraphs to criticizing past bonuses paid to executives, which are characterized as "excessive discretionary bonuses," and questions the utility of incentive compensation paid by the Company in aligning executives' interests "with the long-term interests of shareholders."

The Company received the Proposal on November 13, 2012. A copy of the Proposal, the Supporting Statement and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareowner proposal previously submitted to the Company that the Company intends to include in the Company's 2013 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareowner proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric*

Co. (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., News Corp. (Legal & General)* (avail. Jul. 16, 2012) (concurring that a proposal to grant the holders of one class of the company's common stock, who collectively owned "nearly 70% of the company," the right to elect 30% of the membership of the board of directors was substantially duplicative of a proposal to eliminate the company's "dual-class capital structure and provide that each outstanding share of common stock has one vote"); *Abbott Labs* (avail. Feb. 4, 2004) (concurring that a proposal to limit the company's senior executives' salaries, bonuses, long-term equity compensation, and severance payments was substantially duplicative of a proposal requesting adoption of a policy prohibiting future stock option grants to senior executives); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (concurring that a proposal requesting a policy that "a significant portion of future stock option grants to senior executives shall be performance-based" was substantially duplicative of a prior proposal requesting an "'Equity Policy' designating the intended use of equity in management compensation programs," including the portions of equity to be provided to employees and executives, the performance criteria for options, and holding periods for shares received).

Further, the Staff has found shareowner proposals to have the same principal thrust, and thus to be substantially duplicative, where one proposal subsumed the other. *See, e.g., Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion under Rule 14a-8(i)(11) of a proposal requesting a policy requiring senior executives to hold at least 75% of shares acquired through equity compensations programs until two years after their termination or retirement as substantially duplicative of an earlier proposal in which a similar policy was one of the many requests made). In *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff considered a proposal requesting the adoption of a policy that a "significant portion of future stock option grants to senior executives" be performance based. It permitted the company to exclude this proposal as substantially duplicative of a proposal requesting that "NO future NEW stock options are awarded to ANYONE." Because the earlier proposal restricted the award of any new compensation in the form of stock options, it subsumed and thereby was substantially similar to the later proposal that stock options be tied to performance.

On September 27, 2012, before the Company received the Proposal, the Company received a proposal from Timothy Roberts (the "Roberts Proposal"). *See* Exhibit B. The Roberts Proposal states:

> The Proposal: The Board of Directors are requested to consider voting a cessation of all Executive Stock Option Programs, and Bonus Programs. Rewards via a bona fide salary program are a necessity. Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a

> realistic salary increase commensurate with the increase in the Company's Business can be considered.
>
> Should there be no increase in the Company's Business, or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increase(s) will be forthcoming. Rewards via the above measurements will suffice, and remove the bonus and Executive Stock Option Program(s) permanently.

The Company intends to include the Roberts Proposal in its 2013 Proxy Materials.

Although phrased differently, the principal thrust or principal focus of the Proposal and the Roberts Proposal are the same and each accomplishes the same goal: limiting compensation paid to the Company's senior executives to a salary, eliminating or significantly limiting bonuses and eliminating equity-based compensation. That the Roberts Proposal and the Proposal share the same principal thrust or focus is also evidenced by the language of both proposals and supporting statements:

- *The Proposal and the Roberts Proposal each require that base salary be the primary form of compensation to the Company's senior executives.* The Proposal limits executive compensation to salary plus bonus (which cannot be greater than 50% of salary) and retirement benefits. The Roberts Proposal requires the cessation of "Executive Stock Option Programs" and "Bonus Programs" and provides for "[r]ewards via a bona fide salary program." Each proposal thus envisions base salary to be the primary form of executive compensation.

- *The supporting statements of each proposal articulate a view that using base salary as the primary form of compensation to the Company's senior executives is good corporate governance.* Commenting on the comparison between the amount spent on bonuses versus the amount spent on salary, the Proposal states that "such a disproportionate allocation of annual bonuses to overall compensation is excessive and unnecessary." The Roberts Proposal similarly states that "[r]ewards via a bona fide salary program are a necessity." Both proposals adopt the stance that granting the Company's senior executives compensation primarily in the form of salary will be good corporate governance because it will better align the interests of such executives with the shareowners.

- *Each proposal limits non-salary compensation.* The Proposal limits bonuses to "not more than fifty percent of base salary," and the Roberts Proposal eliminates bonuses completely. Both the Proposal and the Roberts Proposal also eliminate equity-based compensation for the Company's executives.

- *The supporting statements of the Proposal and the Roberts Proposal each focus on the amount of compensation received by the Company's senior executives.* The Proposal asserts that the Company paid bonuses of $101.8 million to its senior executives between 2006 and 2011, and that this amount exceeded the amount of base salary by 73%. The Roberts Proposal asserts that, during September 2003, a certain senior executive officer was able to receive a net profit of $1,956,480 from the sale of shares awarded to him as options, and that other senior executives were similarly able to make significant profits from the sale of options awarded as compensation.

- *The Proposal and the Roberts Proposal each propose a compensation system that their supporting statements argue will better align the interests of the Company's senior executives to the performance of the Company.* The Proposal implies that implementing its terms will cause the Company to cease "undermin[ing] the principle of pay for performance." The Roberts Proposal contemplates increasing the salaries "only [for those executives] who productively enhance the Company's Business." Thus, each proposal is concerned with changing the current compensation structure to one that its proponent believes will better align the interests of senior executives with the interests of other shareowners of the Company.

The principal thrust of each of the Proposal and the Roberts Proposal relates to limiting compensation received by the Company's executives to a salary, eliminating equity-based compensation and cutting back bonuses in order to, in the proponents' opinions, better tie executive compensation to the Company's performance and shareowners' interests. Therefore, the Proposal substantially duplicates the earlier-received Roberts Proposal.

The Staff has previously found shareowner proposals on compensation to be substantially duplicative where the proposals share the same principal thrust, even when the specific terms of the proposal differed. For example, as noted above, in *Merck*, the Staff considered a proposal requesting the adoption of a policy that a "significant portion of future stock option grants to senior executives" be performance based. It permitted the company to exclude this proposal as substantially duplicative of an earlier proposal requesting that "NO future NEW stock options are awarded to ANYONE." The difference in scope between the two proposals did not change their common principal thrust, as both proposals focused on restricting executive compensation. Similarly, the fact that the Proposal would permit limited bonuses to senior executives to "not more than fifty per cent of base salary" and that the Roberts Proposal completely eliminates bonuses does not distinguish the two proposals' principal thrusts; implementing the Roberts Proposal's elimination of bonuses in fact satisfies the Proposal's goal that bonuses be "no more than" fifty per cent of salary. Both proposals and supporting statements: (i) address concerns about over-compensation; (ii) discuss the Company's current compensation practices as contributing to the misalignment of the interests of the Company's senior executives and those of its shareowners; and (iii) propose a compensation scheme that is focused on base salary and eliminates bonuses and equity-based compensation as a means to mitigate this misalignment. As *Merck* illustrates, the fact that the Proposal permits some limited bonuses and the Roberts Proposal prohibits all bonuses does not distinguish the principal thrust of the two proposals.

The proposals at issue here are not like those in *AT&T, Inc.* (avail. Jan. 24, 1997), where the Staff did not find that a proposal to reduce executives' salaries proportionally to the drop in the company's stock price substantially duplicated a proposal to stop all equity compensation programs. In *AT&T*, the later proposal directly tied executive pay to performance, whereas the earlier proposal simply limited the forms of executive compensation without regard for performance. In contrast, the Proposal and the Roberts Proposal both limit the forms of executive compensation and, as discussed above, both intend for these limits to better align executive compensation with the interests of the Company's shareowners.

Finally, shareowners would have to consider substantially the same matters if asked to vote on both the Proposal and the Roberts Proposal. This would result from each proposal's focus on promoting base salary as the primary form of compensation, eliminating or reducing other forms of compensation that are asserted to create a misalignment of the interests of executives and shareowners, and addressing concerns about excessive executive compensation. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Roberts Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials under Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further

GIBSON DUNN

assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Tony Daley, CWA Research Department

GIBSON DUNN

EXHIBIT A

Communications
Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100 Fax: 202/434-1279

VIA Fax & Mail

November 13, 2012

Brackett Denniston
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Dear Mr. Denniston:

Re: Submission of Shareholder Proposal

On behalf of the CWA Employees Pension Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the General Electric Company proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2012. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of General Electric common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission.

The Fund intends to continue to own at least $2,000 of General Electric common stock continuously through the date of the Company's 2013 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley, CWA Research Department. He can be reached at tdaley@cwa-union.org or 202-434-9515.

Sincerely,



George Kohl
Senior Director

Enclosure

Shareholder Proposal

Resolved, the shareholders request that the Board of Directors take the steps necessary to adopt a policy that shall limit executive compensation of the senior executives named in the proxy statement to a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits.

Supporting Statement

We believe that the compensation of our company's executives is excessive.

The total 2011 compensation of the company's five senior executives came to $90.2 million, an average $18 million. Annual bonuses totaled $16.8 million, or over 18 per cent of total compensation. For the six years of 2006-2011, our company spent $485.3 million on total compensation and handed out bonuses of $101.8 million (21%). Indeed, for these five years, bonuses **exceeded** base salary by 73%. Given the range of other compensation received by executives – base salary, stock awards, option awards, non-equity incentive plan compensation, pensions, deferred compensation and perks – such a disproportionate allocation of annual bonuses to overall compensation is excessive and unnecessary.

For example, CFO Keith Sherin's bonuses from 2009-2011 totaled $8.82 million, significantly exceeding his base salary in the same period of $4.845 million. Similarly, Vice Chairman John Krenicki's base salary in 2009-2011 came to $4.2 million, while his bonus of $8.3 million almost doubles his salary.

This compensation excess was most pronounced in the case of Robert C. Wright, former Vice Chairman. For the period 2006-2008, Mr. Wright received $50.9 million in total compensation, of which $17.3 million was in the form of bonus. Mr. Wright received bonuses that were 2.8 times his base salary of $6.2 million!

We believe that our company needs compensation policies that are more focused, transparent, and not driven by excessive discretionary bonuses that distort any notion of reasonable and balanced compensation policies. In our view, it is simply nonsense to assume that an executive may be motivated by "incentives" to enhance the level of his or her performance by a factor of more than 50%.

Finally, we are concerned that high awards of incentive pay may encourage risky behavior. As a New York Times report noted (November 17, 2008), "There is a widespread belief that the way Wall Street awarded bonuses in recent years helped feed the risky behavior that eventually created big losses . . . and helped create the current [economic] crisis." Executive pay should be aligned with the long-term interests of shareholders, and our company should have policies in place that do not undermine the principle of pay for performance. Outsized annual bonuses should not be a practice that is reflected in our company's compensation.

For the reasons outlined above, we urge shareholders to support the proposal.



Lori Zyskowski
Executive Counsel
Corporate, Securities &Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 20, 2012

VIA OVERNIGHT MAIL
George Kohl
Senior Director
Communications Workers of America
501 Third Street, N.W.
Washington, D.C. 20001

Dear Mr. Kohl:

I am writing on behalf of General Electric Company (the "Company"), which received on November 13, 2012 the shareowner proposal you submitted on behalf of the CWA Employees Pension Fund (the "Fund) for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Fund is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Fund has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Fund must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 13, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Fund's shares (usually a broker or a bank) verifying that the Fund continuously held the requisite

number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 13, 2012); or

(2) if the Fund has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Fund continuously held the requisite number of Company shares for the one-year period.

If the Fund intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Fund's broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Fund's broker or bank is a DTC participant, then the Fund needs to submit a written statement from its broker or bank verifying that the Fund continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 13, 2012).

(2) If the Fund's broker or bank is not a DTC participant, then the Fund needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Fund continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 13, 2012). You should be able to find out the identity of the DTC participant by asking the Fund's broker or bank. If the broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Fund's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Fund's shares is not able to confirm the Fund's holdings but is able to confirm the holdings of the Fund's broker or bank, then the Fund needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 13, 2012), the requisite number of Company shares were continuously held: (i) one from the Fund's broker or

bank confirming the Fund's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that the Fund's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski

cc: Tony Daley, CWA Research Department

Enclosure

Communications
Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100 Fax: 202/434-1279

November 28, 2012

Brackett Denniston
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

RE: Proof of ownership of GE Common Stock for CWA Pension Plan

Dear Mr. Denniston:

Please find enclosed a letter from SunTrust Bank, Record Holder of GE shares and Custodian for the CWA Employees' Pension Fund, which verifies that that the CWA Pension Fund has held sufficient shares for the requisite time period to be able to file a shareholder resolution.

If you have any questions, please do not hesitate to call me at 202-434-9515, or you can send me an e-mail at tdaley@cwa-union.org.

Sincerely,



Tony Daley
Research Economist

Enclosure



Deborah S. Knight, CFA,CFP
VP, Client Manager
Tel 202 661-0605
Fax 202 879-6073

Foundations & Endowments
Specialty Practice
1445 New York Ave., NW CDC 5303
Washington, DC 20005
deborah.knight@suntrust.com

November 26, 2012

Brackett Denniston
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

RE: Proof of ownership of GE Common Stock for CWA Pension Fund

Dear Mr. Denniston:

This letter confirms that the CWA Employees' Pension Fund held over $ 2,000 at all times of General Electric Common Stock for the period November 1, 2011 through the present date.

The shares were, and still are, held by SunTrust Bank as Custodian for the CWA Pension Fund.

If you have any questions, please do not hesitate to call me at 202 661-0605 or I may be reached at Deborah.knight@suntrust.com.

Sincerely,



Deborah S. Knight

GIBSON DUNN

EXHIBIT B

Timothy Roberts

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

SEP 27 2012

B. B. DENNISTON III

I Timothy Roberts wish to include the attached shareholder proposal in the proxy material GE will publish in the year 2013. Please find my proof of ownership from Depositary Trust Company (DTC) Participant # 0705 Scottrade Inc. I will hold these shares until and during the 2013 GE annual shareholder meeting.

Sincerely;



Timothy Roberts Sept 24, 2012

Scottrade

MEMBER FINRA/SIPC

3624 S Hurstbourne Pkwy
Louisville KY 40299-7316
502-499-1106 • 1-800-925-9980

September 24, 2012

Mr. Timothy Clay Roberts

*** FISMA & OMB Memorandum M-07-16 ***

RE: Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

As of September 23, 2012, Timothy Roberts held and has held continuously for at least a year, 200 shares of GE common stock.

If you need any additional assistance please call us locally at (502) 499-1106

Sincerely,



Angie Kelly
Stock Broker

I am the owner of 200 common shares of General Electric Stock, and respectfully submit the following Share Owner Proposal.

"While the rest of us were losing our shirts on GE Stock, Vickers reports, Jeffrey R. Immelt Chairman at GE made 'wise' investment decisions. On Sept. 9, 2003 he purchased 96,000 shares of his Company's stock at $8.05 per share and sold 47,836 of these shares for $31.18 per share and made, or netted a profit of $1,106,447. Only two months before that Mr. Immelt lucked out again. On July 29, 2003 he purchased another 96,000 shares at that magic number, $8.05 per share, for a cost of $772,800. On the very same day, he sold the 96,000 shares at $28.43 per share for $2,729,280. Again, Mr. Immelt very wisely made a net profit of $1,956,480. September of 2003 was a lucky month for other Executives at General Electric Corporation. To mention a few Vickers reported that Michael A. Neal and Kathryn A. Cassidy were as fortunate as Mr. Immelt, as they bought thousands of GE Shares at $8.05 and sold thousands of GE shares between $30.79 per share and $31.11 per share on the same day. The 52 week low price of GE Stock as listed on the NYSE was $21.30.

"The Proposal: The Board of Directors are requested to consider voting a cessation of all Executive Stock Option Programs, and Bonus Programs. Rewards via a bona fide salary program are a necessity. Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered.

Should there be no increase in the Company's Business, or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increase(s) will be forthcoming. Rewards via the above measurements will suffice, and remove the bonus and Executive Stock Option Program(s) permanently."

Timothy C. Roberts

*** FISMA & OMB Memorandum M-07-16 ***


7009 1410 0001 1008 2699


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SEP 24, '12
AMOUNT
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General Electric Company

3135 Easton Turnpike

Fairfield, CT 06828

Attention: Bracket Denniston

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